UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      March 3, 2006


Mr. Leng You-Bin
President
American Dairy, Inc.
C-16 Shin Chen International Building, No.10
Jiu-shen Road, Zho Yan Chu
Beijing, The People`s Republic of China

      Re:	American Dairy, Inc.
		  Registration Statement on Form S-1
          Filed September 2, 2005
		    File No. 333-128075
		 Form 10-Q for the Fiscal Quarter Ended September 30,
2005

Dear Mr. You-Bin:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

2. Except as otherwise required by Form S-1, please provide all information as of the most recent practicable date.

3. Please delete repeated disclosure in different sections of the document. For example, you repeat your forward-looking disclaimer several times, on pages 8, 15, 18 and 32.

4. We note that you have not filed any proxy or information statements under Section 14 of the Securities Exchange Act of 1934 since April 2003. Please advise.

5.	We note the television advertisements that you have begun to air
in the U. S. Please provide us with transcripts of those advertisements.

6.	We are unable to locate the information required to be
disclosed
under Item 302 of Regulation S-X.  Please advise.

Cover Page of Prospectus

7.	You may include only one outside front cover page of the
prospectus. Please move the information listed in Part I so that it does not appear as a second cover page to the prospectus. In addition, please remove from the cover page any information that is not required to be included on the cover page by Item 501 of Regulation S-K.

8.	 Please provide the market price of the common stock as of
the
latest practicable date, identify the exchange on which the stock is listed, and the trading symbol. Please refer to Instruction 2 to
Item 501(b)(3) of Regulation S-K and Item 501(b)(4).




  Prospectus Summary, page 1

9.	We note your disclosure that the company was awarded the
"Golden
Price" and Double Excellent" awards. If you will include such disclosure in the prospectus, please disclose the meaning and effect of such awards. We note that the awards were made in 1999 and 2000, respectively.

10.	We note your disclosure that American Dairy believes it is
"one
of the largest privately owned dairy enterprises in China."
Please
disclose the metric used in making such assertion.   Please also
provide supplemental support for such statement.

11.	Please provide the basis for the company`s belief that the
"demand for milk products is growing faster than the supply of such products in China."

12.	Please provide a brief explanation of the terms "milk
Crowley"
and "Crowley bean."

Summary Consolidated Financial Information, page 2

13.	Please update your financial statements in accordance with
the
updating requirements of Rule 3-12 of Regulation S-X.

14.	Please revise your presentation to ensure that the
chronological
ordering of your financial statements and other data presented in tabular form throughout the filing is consistent, as required by Staff Accounting Bulletin Topic 11:E.

15.	Please support your presentation of the last three fiscal
years
given the format requirements of Item 301 of Regulation S-K. In addition, please conform your presentation to include each of the items identified under Instruction 2 to Item 301. Without limitation, we note that you have not presented income (loss) from continuing operations per common share.

Risk Factors, page 4

16.	Please set forth each risk factor under a subcaption that
adequately describes the risk.  Many of your subheadings merely state
a fact about your business without fully describing the risks associated with that fact. For example, we note the captions "Expansion Risks," "New Projects" and "Uncertainty of Market Acceptance." Please revise each of your subheadings to ensure that it discloses the specific risk or risks that you are discussing in the text. Please see Item 503(c) of Regulation S-K.
17.  	Many of your risk factors could apply to any company in
any
industry. You should cite risks that are particularly relevant to you and your disclosure should make clear how they impact you specifically. Delete "boilerplate risks," or revise them to explain how they specifically relate to your operations.  In the text of each
risk factor, rather that stating that it could "adversely affect" your business, you should indicate what the adverse effects may be, such as reduced income or revenues or loss of customers.
Eliminate
language that mitigates the risk you present. For example, in the risk "Doing Business in China" eliminate the sentence that begins with "Although we believe ...."  State the risk directly and plainly,
eliminating statements such as "no assurance can be given" and "we cannot be certain," both in the headings to the risk factors and in the explanations.

18.	Describe only one risk under each subcaption.  For example,
the
risk factor on "Doing Business in China" covers two different risks:
risks regarding China`s economic development policies, and risks regarding China`s foreign currency conversion policies.
Similarly,
the risk factor on "Fluctuations in the Exchange Rate between the Chinese currency and the United States Dollar could adversely affect our operating results" also discusses several different risks: fluctuations in the exchange rate, the difficulty U.S. shareholder may have in obtaining information about the company, and the ability of the China subsidiaries to pay dividends to its U.S. parent company. Please revise accordingly.

19.	Please add a risk factor that discusses the risk to the
company
due to the lack of insurance for the company`s deposits in Chinese banks. We note your disclosure in Note 4 to the Financial
Statements.

    "Limited Delivery Capacity; Delays in Delivery of Products, page
5"

20.	You state that if sales increase there is no assurance that
you
will be able to deliver increased product volume in a timely and efficient manner. Please provide more information that explains why you think that may be a risk. Describe the factors that lead you to conclude that you may not be able to deliver increased volume in a timely and efficient manner.

Business

  General, page 9

21.	Your disclosure regarding the current corporate structure of the
company is inconsistent throughout the document. We refer to the discussion on page 8, the chart included on page 9 and the discussion under Note 1 to the financial statements. Please revise throughout to clarify the corporate structure of the company. For example, the table appears to indicate that Feihe Dairy owns 100% of Beijing Feihe, while the discussion in the notes implies only 95% ownership.
Likewise, while the table implies that Shanxi Feihesantai is a direct
60% subsidiary of Feihe Dairy, disclosure in the notes indicates that this entity is a 60% direct subsidiary of AFC. Finally, your discussion on page 8 implies that Sanhao Dairy continues to be a wholly owned subsidiary of Feihe Dairy, even though Sanhao Dairy was merged into BaiQuan Feihe in 2004. Please revise to clarify the current state of your operations. Eliminate any unnecessary disclosure.

Heilongjiang Feihe Dairy Co., Limited and Subsidiaries, page 10

22.	Please state whether the amounts due to the BaiQuan County
Economic Council in 2004, 2005 and 2006 were paid. In this regard, disclose the amounts that you currently owe as of the most recent date practicable. In addition, describe the purpose and effect of the supplemental agreement entered into with the Council in March 31,
2003.

Milk Processing Facilities, page 11

23.	Please clarify your discussion of your milk processing
facilities. You state that you have two principal operating facilities, but then describe three plants and one that your are
building.   Subcaptions for each plant would aid the reader, as
would
consistently identifying each plant. Please provide the production capacity for each plant and your total production capacity. We note that this information is included on your website. Please update your disclosure of the plant under construction.

Customers, page 12

24.	Please provide information on your principal products as
required by Item 101(c)(1)(i) of Regulation S-K.

25.	Describe the types of contracts under which you sell your
products. Likewise, describe the channels by which you distribute your products.

   Research and Development, page 12

26.	If material, please provide information on the amount of
money
spent on research and development as required by Item
101(c)(1)(xi)
of Regulation S-K.

27.	Please disclose the duration and effect of all patents and
licenses held.  Refer to Item 101(c)(1)(iv) of Regulation S-K.

   Employees, page 12

28.	We note that your production facilities employ approximately
432
total production personnel. Please also disclose the total number of persons employed by the company. Refer to Item 101(c)(1)(xiii) of Regulation S-K.



 Walnut Powder Operations, page 13

29.	Please state who owns the remaining 40% of Shanxi
Feihesantai.

   Properties, page 14

30.	If material, please add a description of the soybean, Gannon
and
Nutricia/Numico plants that are discussed on your website.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation,

  General

31.	We note that you do not identify any areas of accounting
where
critical accounting policies are used to record activity. Please identify your most critical accounting policies and expand your disclosures to address the specific instances where uncertainties exist in your estimates. Your disclosures should provide information about the quality and variability of your earnings and cash flow under these policies. Please refer to Financial Reporting Codification (FRC) Section 501.14 for further guidance on this subject.

  Operations, page 15

32.	We note your disclosure that management plans to expand the
operations of the company as quickly as reasonably practicable, and that the company will need substantial additional capital to fund such expansion efforts. Please disclose with specificity management` expansion plans over the next twelve months, and the expected capital that the company will need to fund such efforts. In your discussion, please include the estimated future expenditures with respect to the new production factory facilities, including any probable cost overruns. Disclose also how management intends to raise the additional capital that the company will need.

33.	You disclose in this section that the company does not
anticipate any significant changes in the number of employees over the next twelve months. You indicate on page 18, however, that the company and its subsidiaries anticipate an increase in the number of employees as a result of recent acquisitions and the anticipated completion of two new production plants. Please reconcile.

34.	We note your statement that "The predecessor of American
Dairy,
Inc. (the "Company") had been inactive for a number of years, and has no revenue from operations during the quarter ended June 30, 2005 or the quarter ended June 30, 2004." Please reconcile this statement with your Consolidated Statements of Operations which shows sales for each period you have identified.

35.	Please significantly expand your discussion under this
heading
to clearly explain, if true, to the reader that you completed a recapitalization in May 2003 and provide the pertinent terms of the recapitalization. You should also clearly indicate, if true, that the historical figures you discuss represent that of the accounting acquirer. Please ensure that you identify the accounting acquirer in your discussion and expand your discussion to provide a clear understanding of the business operations, including a discussion of the main products sold by the entity for which you present historical and current financial statements.

36.	We note that you provide a discussion for the results of
operations for the six months ended June 30, 2005 compared with the six months ended June 30, 2004. Please expand your MD&A to include a comparison of each of the fiscal year ends presented in your filing as well. In this regard, we would expect your discussion to compare your results during the period ended December 31, 2004 with the period ended December 31, 2003 as well as a comparison of the period ended December 31, 2003 with the period ended December 31, 2002.

37.	As you prepare your expanded discussion for all periods
presented in response to the above comment, please refer, without limitation, to the following FRC Sections regarding the content of your disclosure required by Item 303 of Regulation S-K:

501.12.b.1. Focus on Key Indicators of Financial Condition and Operating Performance. Identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of your company;

501.12.b.3. Focus on Material Trends and Uncertainties. Discuss decisions concerning trends, demands, commitments, events and uncertainties that involve consideration of financial, operation and other information known to the company;

501.12.b.4. - Focus on Analysis. MD&A should not be merely a restatement of financial statement information in a narrative form.

  Liquidity and Capital Resources, page 17

38.	Please refer to FRC 501.13. Liquidity and Capital Resources, which indicates that a company is required to include in MD&A the following information, to the extent material, and expand on your discussion as appropriate:

      historical information regarding sources of cash and capital expenditures;
      an evaluation of the amounts and certainty of cash flows; the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements;
      discussion and analysis of known trends and uncertainties;
      a description of expected changes in the mix and relative cost of capital resources;
indications of which balance sheet or income or cash flow items should be considered in assessing liquidity; and
a discussion of prospective information regarding companies` sources of and needs for capital, except where otherwise clear from the discussion.

39.	Please describe any known trends or any known demands,
commitments, events or uncertainties that will result in, or that are reasonably likely to result in, your liquidity increasing or decreasing in any material way. We note, for example, your plans to expand capacity and your product offerings.

Plan of Operations, page 18

40.	The discussion under this heading appears to be the same
discussion presented under Operations on page 15. Please remove duplicative discussions as appropriate.

Selling Stockholders, page 20

41.	Please revise the table to add the number of securities of
the
company that each selling shareholder owns prior to the offering, the number of securities they will own after the offering, and (if one percent or more) the percentage of the class that will be owned by the selling shareholder after the offering. In footnotes to the table, please identify the natural persons with power to vote or to dispose of the securities offered for resale by the entities listed as selling shareholders. See Interpretation No. 4S of the Regulation
S-K section of the Division of Corporation Finance`s March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations.

42.	Please state whether any of the selling shareholders has, or has
had within the past three years, any position, office, or other material relationship with the company or any of its predecessors or affiliates. In this regard, please also describe the transactions in which each of the selling shareholders received the shares you are registering for resale. Refer to Item 507 of Regulation S-K.

43.	Identify as an underwriter any selling stockholder who is a
broker-dealer, unless you can confirm that such selling stockholder obtained the securities being registered for resale as compensation for investment banking services. Also, identify as underwriter any selling stockholder who is affiliated with a registered broker-dealer, unless such selling stockholder purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.


Management, page 27

44.	Please revise to include all of the information required by
Item
402 of Regulation S-K.

Security Ownership of Management and Principal Shareholders, page
28

45.	Please provide all of the information required by Item 403 of
Regulation SK. On the table, you have a footnote 4 reference after Mr. You-Bin`s name, but no corresponding footnote. In regard to footnote 2 to the table, please specify for each person the amount of common stock to which they are entitled upon the exercise of the notes and warrants.

46.	You do not include Messers. Tseng and Downing on this table, but
you have identified them as Directors.  Please revise or advise.

Certain Relationships and Related Transactions, page 28

47.	Please indicate whether any of the transactions described
herein
are continuing. Please also provide more information in regard to the loans Mr. You-Bin made to the company in 2003 and 2004.
Please
state the term of each loan and whether they were approved by the Board of Directors. You indicate that the loans were unsecured and
without interest.   Please also disclose the total amount
currently
outstanding under the loans.  We note your disclosure in Footnote
14
to the financial statements that as of June 30, 2005, Mr. You-Bin was owed $1,091,364. Please file these loan documents as exhibits to the registration statement.

48.	Please disclose whether the terms of the related party
transactions were the same as would have been obtained from an unaffiliated third party.

49.	We note your disclosure that "Effective May 2, 2003, Mr. Leng
You-Bin and Mr. Liu Sheng-Hui, directors and officers of American Dairy, received 8,129,032 shares and 387,476 shares, respectively, of the Common Stock of American Dairy in exchange for all of their registered capital stock of Heilongjiang Feihe Dairy Co., Limited under the terms of the Stock Exchange Agreement." Please tell us how you reflected the issuance of these shares in your Consolidated Statements of Stockholders` Equity.

50.	We note your disclosure that "Effective May 7, 2003, American
Dairy acquired 100% of American Dairy Holdings, Inc. ("ADH") in a stock-for-stock exchange." Please tell us how you reflected this exchange in your Consolidated Statements of Stockholders` Equity.



Dividend Policy, page 30

51.	Please expand your disclosure regarding dividends to address the
impact, if any, on your ability to remit dividends to investors given that of all your operations and resulting cash flows are generated within China. In this regard, please describe any resulting restrictions on your ability to remit cash dividends to investors outside of China.

52.	It appears from your disclosure that all of your assets are
located in China and all of your operations are conducted within China. Please confirm our understanding or otherwise advise. As such, it appears that you are required to provide parent-only condensed financial statements under Rule 5-04 of Regulation S-X. Please refer to the September 27, 2004 Highlights of the AICPA International Practices Task Force meeting, located under Agenda Item
5(c), at http://cpcaf.aicpa.org/NR/rdonlyres/8B71F811-51B5-48D0-
BD62-
E6546A098346/0/2004_0927_IPTF_HLs.pdf.  Please advise.

Description of Capital Stock

  Common Stock, page 30

53.	In the third paragraph of this section you state that
directors
are elected by majority vote. Please state the vote that is required for other corporate actions. Please see Item 202 (a)(1)(v) of Regulation S-K.

 Dividend Restrictions, page 30

54.	Please state whether there are currently any restrictions on your ability to pay dividends to shareholders.

Experts, page 32

55.	We note that you present financial statements for the fiscal year ended December 31, 2002 within this filing that represent the results of American Dairy, Inc., formerly called Lazarus
Industries,
Inc., and that these financial statements were audited by Weinberg
&
Co., P.A. Please note that you are required to file the separate audit report and consent of the accountant that audited your financial statements in prior years.

Where You Can Find Additional Information, page 32

56.	Please update the address for the Securities and Exchange
Commission, as we have moved our offices. It is 100 F. St. NE, Washington, D.C. 20549. Please also provide your website address.

Financial Statements

  Consolidated Balance Sheets, page F-2

57.	Please expand your Management`s Discussion and Analysis to
explain the facts and circumstances surrounding the significant balance in your allowance for doubtful accounts, totaling $3,445,237, as of December 31, 2003. In addition, please explain why there was no need for an allowance subsequent to that date. In this regard, we note your disclosure on page F-9 that "As of December 31, 2004, no provision for doubtful accounts was considered necessary." Finally, please explain how the circumstances that resulted in your estimate of the allowance for doubtful accounts was considered in your determination to recognize the related revenue.

  Consolidated Statements of Operations, page F-4

58.	Please tell us whether or not you have included deprecation
relating to property, plant and equipment in your determination of gross profit. In this regard, please note that this measure should reflect the full absorption costing principle and include all costs and expenses associated directly with or allocated to your products sold. As such, these costs and expenses should include inventoriable costs of assets incident to or necessary for production or manufacturing, including applicable depreciation, depletion and amortization. Although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to similarly report a measure of gross profit excluding such amounts. Any depreciation and amortization expense that is related to cost of sales may be displayed on a separate line item, however this item must appear before presenting gross profit and be reflected in that metric. Please modify your presentation as necessary. This comment also applies to your Form 10-Q for the fiscal quarter ended September 30,
2005.

  Consolidated Statements of Stockholders` Equity, page F-5

59.	We note that you present the 9,650,000 shares of common stock that you issued under the recapitalization with American Flying
Crane
Corporation (AFC) in May 2003 as the December 31, 2001 balance. Please note that this balance should represent the number of common shares of American Dairy, Inc. (i.e. accounting acquiree) prior to the recapitalization. We note the balance of the number of common stock outstanding reported in the Statement of Stockholders`
Equity
for the period ended December 31, 2001 in the Form 10-KSB filed on April 15, 2003 was 7,485,417. It appears that you may need to revise this balance, taking the 1 for 19 reverse stock split into consideration, as appropriate, or otherwise advise. In this regard, it is our understanding that the historical financial statements of the accounting acquirer are not restated, except to present, for all periods, the common stock and paid-in capital of the accounting acquiree.

60.	We further note that you present a line item entitled
Recapitalization, which presents a total number of common stock of 135,530. You disclose on page F-7 that "In preparation for this acquisition, which was treated as a reverse merger for financial reporting purposes, American Dairy completed a 1 for 19 reverse stock split reducing the number of shares of common stock outstanding from
7,485,147 to 394,168. In addition, American Dairy shareholders canceled 258,638 shares reducing the number of shares outstanding at the acquisition date to 135,530 shares." As noted in the related matter in our previous comment, it appears that this balance should represent the beginning common stock balance and that the issuance of the 9,650,000 shares of common stock to effect the recapitalization should be a separate line item. Please advise.

61.	Please explain to us how you computed the number of shares
you
report subsequent to the reverse stock split, totaling 394,168.

  Consolidated Statements of Cash Flows, page F-6

62.	Please reconcile the amounts shown for Depreciation for the
fiscal years ended December 31, 2002 and 2004 and for the fiscal quarter ended June 30, 2004 with the amounts presented in your Consolidated Statements of Operations. This comment also applies to your Form 10-Q for the fiscal quarter ended September 30, 2005, specifically for the amount presented for September 30, 2004.

63.	Please explain the nature and terms of the Amounts due from
directors.

Notes to Financial Statements

  General

64.	Please confirm, if true, that you have disclosed the
information
required by paragraph 38 of SFAS 131 or otherwise advise.

  Note 1. Description of Business, page F-7

65.	We note your disclosure that the "purchase resulted in the
creation of $7,000 in goodwill." Please explain how you were able to determine the fair value of the entity acquired. Additionally, please indicate how you were able to determine that the non-operating public shell was considered a business as defined in paragraph 6 of
EITF 98-3. You may also wish to refer to paragraph 9 of SFAS 141. This comment also applies to your Form 10-Q for the fiscal quarter ended September 30, 2005.

66.	Please expand your disclosure to clearly explain who the
accounting acquirer was in the May 7, 2003 transaction between American Dairy and American Flying Crane Corporation ("AFC"). We note your disclosure that AFC was incorporated in January 2002 with
50 million in authorized shares of common stock. As previously requested, please explain and disclose whose legal equity is presented in the beginning balance of common shares at December 31,
2001 in your Consolidated Statements of Stockholders` Equity. We note your related disclosure on page F-8 that the historical financial statements prior to May 7, 2003 are those of AFC.

67.	Please disclose the impact, if any, to your ownership rights to
the equity and related assets and liabilities of the entities you indicate on page F-7 have a defined period of existence.
Additionally, please disclose the reasons for the defined period of existence. We may have further comment.

  Note 2. Basis of Preparation of Consolidated Financial
Statements,
page F-8

68.	We note your statement that the "consolidated financial
statements are prepared using the historical cost convention." Please confirm, if true, that your financial statements prepared under US GAAP are on the accrual basis or otherwise advise.

69.	We note your disclosure that for "accounting purposes, the
acquisition has been treated as a recapitalization of American
Flying
Crane Corporation with American Flying Crane Corporation as the acquirer;" and that the "historical financial statements prior to May
7, 2003 are those of American Flying Crane Corporation." Please explain, in detail, which entity`s operations and cash flows you present in your financial statements for the fiscal year ended December 31, 2002. In this regard, it is unclear whether the amounts reported for this period represent American Dairy, Inc., formerly called Lazarus Industries, Inc., as disclosed on page 32, or American
Flying Crane Corporation. Please note that the comparative historical figures presented subsequent to a recapitalization should represent those of the accounting acquirer/legal acquiree, which appears to be that of American Flying Crane Corporation. In addition, the footnotes should clearly explain, if true, that the historical financial statements are a continuation of the financial statements of the accounting acquirer, not the accounting acquiree.

70.	We note your disclosure that the transaction was accounted
for
as a recapitalization. Please reconcile this to your disclosure on page F-7 that this transaction was treated as a reverse merger.

  Note 3. Summary of Significant Accounting Policies, page F-9

   Inventories, page F-9

71.	Please clarify the nature of the costs included in the
amounts
that you refer to as "any overhead costs."

   Long-lived assets, page F-9

72.	Please explain how you determined that the salvage value of
all
of your assets was 10%.

73.	Please clarify in greater detail how you have accounted for
land
use rights.

   Foreign currencies, page F-10

74.	We note your statement that "Foreign currency transactions
during the year are converted at the average rate of exchange during the reporting period." Based on this disclosure, please confirm, if true, that you had no items that represent components of comprehensive income under SFAS 130 or otherwise advise.

75.	Please confirm, if true, that you have complied with the
reconciliation requirements of paragraph 25 of SFAS 95, which requires you to report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period, or otherwise advise.

76.	Please expand your disclosure to clearly explain what you
mean
by "All exchange differences are dealt with in the statements of operations."

   Advertising costs, page F-11

77.	Please expand your disclosure with respect to your policy on capitalizing direct-response advertising to indicate the general time frame over which such costs are amortized.

  Taxation, page F-10

78.	Please expand your disclosure under this heading to more
fully
explain your accounting policy for taxation, including, but without limitation, an explanation on how you account for deferred tax assets and liabilities and any related valuation. In addition, please explain to us how you have complied with SFAS 109. We may have further comments.

  Value Added Tax, page F-11

79.	Please explain your relationship to and interaction with the
Kenton County Government.




  Note 8. Transactions with Related Parties, page F-14

80.	Please reconcile the amount shown under this heading for June
30, 2005, totaling $1,091,364, with the amount shown in your Consolidated Balance Sheet line item totaling $1,137,166.

  Note 13. Notes Payable, page F-15

81.	Please provide disclosure that includes the pertinent terms
of
the Series A and Series B Convertible Notes issued during the fiscal quarter ended June 30, 2005.

  Note 16. Capital Stock, page F-16

82.	Please reconcile the amount you disclose, with reference to
your
issuance of 792,285 shares of common stock, as offering and syndication costs totaling $374,402 with the amount you present in your Consolidated Statements of Stockholders` Equity line item, totaling $400,547.

83.	Please expand your disclosure to include the pertinent terms of
all warrants issued.

  Note 18. Earnings Per Share, page F-18

84.	We note that you provide a reconciliation of your EPS figures for the fiscal year ended December 31, 2004 and 2003. Please provide a reconciliation for each EPS figure you have presented in your Consolidated Statements of Operations. In addition, please tell us how many shares you used as the beginning balance in the weighted-average share computation for all years presented. Confirm, if true, that you included the shares issued in exchange under the recapitalization in the period the transaction took place or otherwise advise.

Exhibits and Financial Statement Schedules, page II-5

85.	Please file as an exhibit the acquisition agreement for the
capital stock of American Flying Crane Corp. as required by Item
601(b)(2) of Regulation S-K.

86.	Please file all instruments defining the rights of security
holders as required by Item 601(b)(4)(ii). For example, it appears to us that Series B Convertible Notes discussed on page 17 should be filed under this item.

87.	Please file as exhibits all material contracts, as required
by
item 601(b)(10). For example, it appears that the construction contracts to build a new milk powder processing plant near the Sanhao
Dairy plant and to build a walnut powder plant in Shenyang should be
filed under this item.   Please also identify the plant to which
Exhibit 10.C refers.

88.	Please list the Opinion of Counsel filed as Exhibit 5 on the
Exhibit Index. We note that the Company is incorporated in Utah and that counsel provides an opinion stating that the company is duly organized, validly existing and in good standing under the laws of Utah. Please confirm to us that counsel is qualified to provide an opinion on Utah law. Counsel should also revise the opinion so as to refer to the validity of the shares of common stock being registered for resale.

 Undertakings, II-6

89.	Please provide all of the undertakings required by Item 512
of
Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

90.	Please revise your interim report on Form 10-Q as necessary
to
comply with all applicable comments on your annual and quarterly financial statements written for your Form S-1 above. Without limitation, your revisions should include enhanced disclosure to Management`s Discussion and Analysis, the financial statements, and notes to the financials statements based on principles underlying the comments. Please also ensure that your update to MD&A includes a comparative discussion of the changes during the nine months ended September 30, 2005 and 2004 in addition to the three month discussion already presented.

  Controls and Procedures, page 23

91.	We note that your certifying officers disclose their
conclusions
as to the effectiveness of your disclosure controls and procedures "as of a date within 90 days of the filing of this report." However,
Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also Regulation S-K, paragraph 4(c) of
Exhibit 31. Please review your disclosure and revise as appropriate.

92.	You state that there were no "significant changes" in your
"internal controls or other factors."  Please note that Item
308(c)
of Regulation S-K requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules
13a-15 or 15d-15 that occurred during the last fiscal quarter that has "materially affected, or is reasonably likely to materially affect," your internal control over financial reporting. See also Regulation S-K, paragraph 4(d) of Exhibit 31. Please review your disclosure and revise as appropriate.




   Exhibits 31.1 and 31.2

93.	We note that your certification pursuant to Section 302 of
the
Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31)
of Regulation S-K for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, we note paragraph 4 contains references to outdated Exchange Act Rules and paragraph 4(a) excludes language contained in the text of Item 601(b)(31) of Regulation S-K.


Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jennifer Goeken at (202) 551-3721 or, in her absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, the undersigned at (202) 551-3685 with any other questions.

      Sincerely,


      Tangela Richter
      Branch Chief


cc:	J. Goeken
	J. Davis
      D. Levy
Mr. Leng You-Bin
American Dairy, Inc.
March 3, 2006
Page 17